Exhibit 99.1

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

QUARTERLY REPORT

Quarter ended March 29, 2014

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

CONTENTS OF QUARTERLY REPORT

Quarter ended March 29, 2014

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and oral statements made in connection with this document may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Pinafore Holdings B.V. (the ‘Company’) cautions that any forward-looking statements made by the Company, including those made in or in connection with this document in relation to the outlook for the remainder of 2014, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties were described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Registered office

Pinafore Holdings B.V.

Prins Bernhardplein 200

1097 JB

Amsterdam

The Netherlands

www.tomkins.co.uk

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s Discussion and Analysis should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere in this report, which cover the 13-week period from January 1, 2014 to March 29, 2014 (‘Q1 2014’) with comparative information for the 13-week period from January 1, 2013 to March 30, 2013 (‘Q1 2013’).

As used herein, the terms ‘we’, ‘us’, ‘our’, or ‘the Group’, unless the context requires otherwise, mean the Company and its subsidiaries.

Overview

We are a diversified global engineering and manufacturing group, comprised primarily of the Gates group of businesses. Gates is the world’s leading manufacturer of power transmission belts and a premier global manufacturer of fluid power products. Our highly engineered products are critical components used in diverse industrial and automotive applications where the cost of failure is very high relative to the cost of our products. We offer a complete portfolio of premium product and service solutions for both replacement and first-fit applications across our targeted end markets. Approximately 62% of our Q1 2014 sales were generated from the global industrial replacement end market and automotive replacement end market, which provide significant earnings resiliency through higher margins. The Gates brand is recognized by distributors, OEMs and installers as the premium brand for quality and technological innovation, a reputation which Gates has built for over a century since its founding in 1911.

Our revenue and earnings base is highly diversified by product, geography, end market and customer. We derive revenues from nearly every developed country across the globe and are well-positioned in most major emerging markets with our industrial and automotive component products.

Our segments operate in diverse end markets, which are highlighted by the following analysis of our total Q1 2014 sales:

$ million	Industrial replacement		Industrial first-fit		Automotive replacement		Automotive first-fit		Total
	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013
– Gates North America	120.7	112.7	82.7	83.2	130.0	132.9	18.9	20.4	352.3	349.2

– Gates South America	15.0	17.1	7.8	9.4	10.0	11.5	3.8	6.0	36.6	44.0

– Gates EMEA	55.9	51.2	28.1	25.2	77.2	67.3	52.9	48.1	214.1	191.8

– Gates APAC	31.7	33.7	30.1	26.2	30.2	30.1	68.8	69.6	160.8	159.6

Gates	223.3	214.7	148.7	144.0	247.4	241.8	144.4	144.1	763.8	744.6

INDUSTRY TRENDS AND OUTLOOK

US industrial production, as measured by the US Federal Reserve Industrial Production index, experienced year-on-year increases during March 2014 relative to March 2013 of 3.8%. The European industrial production index (as measured by Eurostat) also improved year-on-year. Industrial markets in Asia continued to soften, with industrial production in China growing by 8.8% in the year to March 2014 compared with 9.7% for 2013 as a whole (as measured by the National Bureau of Statistics of China).

Industrial first-fit and replacement markets are forecast to grow between 2% and 5%. In North America, growth is expected to be between 2% and 3%, and in South America growth is expected to be between 2% and 4%. The economic environment in Europe is improving but remains challenging and we currently expect modest growth of 1% to 2%. Growth in China is expected to slow to between 7% and 9%.

In the automotive replacement market, US miles driven, a key driver of vehicle repair, was down by 1.1% in the year to February 2014 compared with the same period in 2013, but the price of gasoline (another factor influencing the amount of spending on car maintenance) stood 5.3% lower at the end of the first quarter 2014 compared with the first quarter in 2013. For 2014 as a whole, we expect the global automotive replacement market to grow by around 5%.

In the automotive first-fit market, global production volumes as measured by industry sources were up by 2.4% year-on-year driven by increases in Europe, North America and Asia of 1.9%, 1.0% and 2.9% respectively. For 2014, global volumes are expected to grow by around 3.5%.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Q1 2014 COMPARED WITH Q1 2013

Summary Group performance

$ million	Q1 2014	Q1 2013*
Continuing operations
Sales	763.8	744.6
Cost of sales	(477.0)	(472.1)

Gross profit	286.8	272.5

Gross profit margin	37.5%	36.6%
Adjusted EBITDA margin	18.9%	17.2%
Adjusted EBITDA	144.6	128.3
Depreciation and amortization	(51.8)	(52.5)
Share-based incentives	(1.5)	(6.3)
Transaction costs	(5.7)	—
Impairments	—	(0.4)
Restructuring costs	(8.0)	(5.8)
Net gain on disposals and on the exit of businesses	4.2	0.2

Operating profit	81.8	63.5

Net finance costs	(30.3)	(34.8)
Income tax expense	(22.8)	(14.7)

Profit for the period from continuing operations	28.7	14.0

*	Re-presented for discontinued operations (see note 6)

Sales

Sales in Q1 2014 were $763.8 million, up 2.6% compared with Q1 2013 sales of $744.6 million. The growth is a result of increases across all end markets, principally the industrial and automotive replacement markets. This growth was partially offset by an adverse impact of movements in average currency translation rates of $12.8 million, principally the Brazilian Real and the Canadian Dollar. Excluding movements in average currency translation rates, Q1 2014 sales were $32.0 million higher than Q1 2013.

The Group achieved growth in all regions with the exception of Gates South America, which decreased by $7.4 million compared with Q1 2013. Gates EMEA led the increase, improving $22.3 million or 11.6% compared to the prior year quarter. Overall, sales to the replacement end markets grew by $14.2 million, primarily driven by an increase in sales volumes across all regions except South America.

Gross profit

Gross profit was $286.8 million, up 5.2% from $272.5 million in Q1 2013. The increase reflects top-line sales growth in Q1 2014 and effective continuous improvement efficiencies relating to material purchases and favorable pricing actions in the industrial replacement end market.

Our gross profit margin consequently rose to 37.5% for Q1 2014, compared with 36.6% in Q1 2013.

Adjusted EBITDA

Adjusted EBITDA was $144.6 million, up 12.7% from $128.3 million in Q1 2013. The adjusted EBITDA margin increased from 17.2% in Q1 2013 to 18.9% in Q1 2014. The increase is primarily a result of the improvement in gross profit margin during Q1 2014 and the lower administrative expenses due to high medical claim costs in Gates North America during the prior year quarter.

Restructuring costs

Restructuring costs of $8.0 million (Q1 2013: $5.8 million) were recognized, including $6.8 million in relation to the closure of the Ashe County plant within Gates North America. Also recognized during Q1 2014 were costs of $1.0 million in relation to the closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado.

Restructuring costs incurred in Q1 2013 included costs of $0.7 million incurred in relation to the closure of the Charleston plant and $3.3 million incurred in relation to the closure of the London corporate center.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Net finance costs

Net finance costs decreased from $34.8 million in Q1 2013 to $30.3 million in Q1 2014, due largely to the decrease in the principal amount of debt outstanding as a result of debt repayments primarily during the second half of 2013 and, effective January 18, 2013, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B, resulting in a higher rate being applied for part of Q1 2013 to the majority of the Group’s debt. The Term Loan debt attracted the lower rate for the full period of Q1 2014. The key components of net finance costs may be summarized as follows:

$ million	Q1 2014	Q1 2013
Net bank interest and interest on other loans:
– Term loans	19.9	21.0
– Second Lien Notes	8.2	11.2
– 2015 Notes	0.3	0.1
– Other	0.1	0.2

	28.5	32.5
Net interest recognized in relation to post-employment benefits	1.4	1.6
Gain on embedded derivatives	(1.4)	(2.4)
Currency translation loss on hedging instruments	1.1	3.6
Other	0.7	(0.5)

	30.3	34.8

Income tax expense

During the Q1 2014, the income tax expense attributable to continuing operations was $22.8 million (Q1 2013: $14.7 million) on a profit before tax of $51.5 million (Q1 2013: $28.7 million).

The effective tax rate in Q1 2014 was higher than the statutory tax rates that are applicable in the jurisdictions in which we operate, due principally to an increase in the aggregate temporary difference associated with the investment in subsidiaries for which deferred taxes are recorded, as well as increases in uncertain tax positions that arose during the first quarter of 2014.

Analysis by operating segment

As discussed in note 2 to the accompanying condensed consolidated financial statements, an additional element of costs incurred at a Group level (including management oversight, accounting, treasury, tax, information services and legal services) which had previously been partially allocated across all of the Group’s segments, is now no longer allocated, and is presented instead within the Corporate segment. This provides a clearer view of the controllable performance of the individual operational segments. Comparative information for Q1 2013 has been re-presented to reflect this segmental reporting revision.

The Group’s segmental results are summarized below:

	Sales			Adjusted EBITDA		Adjusted EBITDA margin
	Q1 2014 $ million	Q1 2013* $ million	Change %	Q1 2014 $ million	Q1 2013* $ million	Q1 2014%	Q1 2013* %
Continuing operations
Ongoing segments
Gates:
– Gates North America	352.3	349.2	0.9%	80.0	72.6	22.7%	20.8%
– Gates South America	36.6	44.0	(16.8%)	5.6	6.1	15.3%	13.9%
– Gates EMEA	214.1	191.8	11.6%	40.8	32.7	19.1%	17.0%
– Gates APAC	160.8	159.6	0.8%	34.0	32.4	21.1%	20.3%

	763.8	744.6	2.6%	160.4	143.8	21.0%	19.3%
Corporate	—	—	—	(15.8)	(15.2)	n/a	n/a

Total ongoing	763.8	744.6	2.6%	144.6	128.6	18.9%	17.3%

Exited segments
– Powertrain	—	—	—	—	(0.3)	—	—

Total exited segments	—	—	—	—	(0.3)	—	—

Total continuing operations	763.8	744.6	2.6%	144.6	128.3	18.9%	17.2%

Discontinued operations
Aquatic	37.5	30.2	24.2%	(2.8)	—	(7.5%)	—

Total operations	801.3	774.8	3.4%	141.8	128.3	17.7%	16.6%

*	Re-presented for discontinued operations (see note 6) and segmental reporting changes (see note 2A)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Ongoing segments (last twelve months)

The performance of the Group’s ongoing segments for the twelve months ended March 29, 2014 may be analyzed as follows:

	Sales $ million	Adjusted EBITDA $ million	Adjusted EBITDA margin %
Gates:
– Gates North America	1,371.7	332.5	24.2%
– Gates South America	153.7	19.9	12.9%
– Gates EMEA	793.5	139.4	17.6%
– Gates APAC	647.6	139.9	21.6%

	2,966.5	631.7	21.3%
Corporate	—	(56.5)	n/a

Total ongoing segments	2,966.5	575.2	19.4%

Gates North America	46.1%	Q1 Adjusted EBITDA margin (%)
		2014	2013*
	of Q1 2014 continuing sales	22.7%	20.8%

*	Re-presented for segmental reporting changes (see note 2A)

Sales were $352.3 million (Q1 2013: $349.2 million), an increase of 0.9% (approximately 2.4% higher excluding movements in average currency translation rates), or $3.1 million compared to Q1 2013. The growth is due primarily to the strong performance in the industrial replacement market, driven by both higher sales volumes and favorable pricing actions as large distributors increase their inventory levels.

Adjusted EBITDA was $80.0 million (Q1 2013: $72.6 million), and the adjusted EBITDA margin increased to 22.7% from 20.8% in Q1 2013, principally as a result of higher sales, lower commodity prices and the benefits of our procurement initiatives. Also contributing to the increase were lower labor-related costs relative to Q1 2013, particularly medical expense claims.

Gates South America	4.8%	Q1 Adjusted EBITDA margin (%)
		2014	2013
	of Q1 2014 continuing sales	15.3%	13.9%

Sales were $36.6 million compared with $44.0 million in Q1 2013, a decrease of 16.8% (approximately 3.2% lower excluding movements in average currency translation rates). Sales declined across all end markets as favorable pricing actions were not enough to offset lower sales volumes.

Adjusted EBITDA was $5.6 million (Q1 2013: $6.1 million), and the adjusted EBITDA margin improved to 15.3% in Q1 2014 from 13.9% in Q1 2013. The improvement in EBITDA margin reflects the impact of favorable pricing actions, effective continuous improvement efforts and expense controls.

Gates EMEA	28.0%	Q1 Adjusted EBITDA margin (%)
		2014	2013
	of Q1 2014 continuing sales	19.1%	17.0%

Sales were $214.1 million (Q1 2013: $191.8 million) an increase of 11.6% (approximately 9.4% higher excluding movements in average currency translation rates). The growth is driven by increases in all end markets compared with Q1 2013, particularly strong growth in the automotive replacement market due to volume gains from the development of new products and the continued demand increase across Eastern Europe.

Adjusted EBITDA was $40.8 million, up from $32.7 million in Q1 2013 due principally to the higher sales volumes. The adjusted EBITDA margin rose to 19.1% from 17.0% in Q1 2013, driven by benefits of procurement and cost-saving initiatives.

Gates APAC	21.1%	Q1 Adjusted EBITDA margin (%)
		2014	2013*
	of Q1 2014 continuing sales	21.1%	20.3%

*	Re-presented for segmental reporting changes (see note 2A)

Sales were $160.8 million (Q1 2013: $159.6 million), an increase of 0.8% (approximately 4.3% higher excluding movements in average currency translation rates). Sales grew across all end markets driven principally by higher sales volumes, particularly in the industrial first-fit end market as both China and Japan experienced demand increases.

Adjusted EBITDA was $34.0 million, up from $32.4 million in Q1 2013. The adjusted EBITDA margin increased to 21.1% from 20.3% in 2013. This growth was driven by the increase in sales during Q1 2014 as well as the continuous improvement initiatives in our manufacturing processes and lower material costs resulting from the benefits of our procurement and strategic sourcing initiatives.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Corporate

Adjusted EBITDA for our Corporate segment was a loss of $15.8 million ($15.2 million in Q1 2013), the higher loss resulting largely from a non-recurring income tax penalty.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

During the quarter, the Group’s net debt increased by $9.2 million from $1,428.4 million at December 31, 2013 to $1,437.6 million at March 29, 2014. Controllable operating cash generated in Q1 2014 was $39.9 million compared with cash absorbed in Q1 2013 of $28.5 million. This improvement was driven partially by a $13.5 million increase in the Group’s Adjusted EBITDA, but primarily by a $61.0 million reduction in the change in working capital and provisions. Gross capital expenditure was $20.7 million (Q1 2013: $14.7 million).

Cash outflow on restructurings was $7.0 million (Q1 2013: $3.6 million), relating primarily to the closure of the Ashe County plant within Gates North America. These cash outflows were more than offset by proceeds on related asset sales of $8.4 million (Q1 2013: $0.7 million).

The Group paid net cash interest of $1.1 million, down from $13.5 million in Q1 2013 due to a combination of debt reductions during 2013 and the timing of the term loan interest payment, which fell due shortly after the quarter end in 2014. Contributions of $5.4 million were paid to post-employment benefit plans during Q1 2014, consistent with Q1 2013. Taxes paid were up from $7.8 million in Q1 2013 to $21.4 million in Q1 2014, due largely to a refund received in Q1 2013 of approximately $9 million.

The Group spent $13.0 million on acquisitions and major corporate transactions, primarily the acquisition of operating assets in Turkey for $8.3 million and costs related to corporate activity to position the Group for either a sale or a transition to public ownership. Subsequent to the period end, an agreement was reached for the purchase by Blackstone of the equity interests in Pinafore Holdings B.V., subject to customary closing conditions and regulatory approvals.

Dividend payments to minority shareholders (primarily Nitta Corporation) were up by $4.5 million compared with Q1 2013.

The table below shows the movements in net debt:

$ million	Q1 2014	Q1 2013
Opening net debt	(1,428.4)	(1,481.6)

Controllable operating cash flows
Adjusted EBITDA	141.8	128.3
Change in working capital and provisions	(81.5)	(142.5)
Capital expenditure	(20.7)	(14.7)
Asset disposals	0.2	0.3
Other movements	0.1	0.1

	39.9	(28.5)
Non-operating cash flows
Restructuring cash outflows	(7.0)	(3.6)
Proceeds on asset disposals	8.4	0.7

	1.4	(2.9)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(1.1)	(13.5)
Deferred financing costs	—	(2.0)
Post-employment benefit funding in excess of income statement movement	(5.4)	(5.5)
Tax paid	(21.4)	(7.8)

	(27.9)	(28.8)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	(13.0)	5.7

Total cash flows before dividends paid	0.4	(54.5)

Dividends paid to minority shareholders in subsidiaries	(8.1)	(3.6)
Foreign currency movements	(1.5)	(7.6)

Closing net debt	(1,437.6)	(1,547.3)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Net debt may be analyzed as follows:

$ million	As at March 29, 2014	As at December 31, 2013
Total operations
Borrowings:
– Bank overdrafts	(6.6)	(0.8)
– Bank and other loans	(1,755.2)	(1,775.7)

	(1,761.8)	(1,776.5)
Obligations under finance leases	(2.5)	(2.5)

Debt	(1,764.3)	(1,779.0)
Cash and cash equivalents	314.9	338.1
Collateralized cash	11.8	11.7
Foreign currency derivatives	—	0.8

Net debt	(1,437.6)	(1,428.4)

Borrowings

Summary

As at March 29, 2014, the Group’s borrowings consisted principally of two term loans under the Senior Secured Credit Facilities and the Second Lien Notes that were used to finance the acquisition of Tomkins plc in 2010.

The Group’s borrowings as at March 29, 2014 may be analyzed as follows:

$ million	Carrying amount		Principal amount
	As at March 29, 2014	As at December 31, 2013	As at March 29, 2014	As at December 31, 2013
Bank overdrafts	6.6	0.8	6.6	0.8
Bank and other loans:
– Secured
Term loans	1,339.5	1,341.0	1,394.1	1,414.8
Second Lien Notes	326.9	318.7	330.0	330.0
– Unsecured	31.8	31.3	31.1	30.9

	1,704.8	1,691.8	1,761.8	1,776.5

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 11 to the accompanying financial statements.

Borrowing headroom

As at March 29, 2014, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $49.1 million. Also, the Group had drawn $6.6 million against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $30.4 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $213.9 million, in addition to cash balances of $326.7 million (including collateralized cash of $11.8 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.25 times (for the covenant test period ended March 29, 2014, the ratio was 2.89 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.10 times (for the covenant test period ended March 29, 2014, the ratio was 6.73 times).

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

	Note	Q1 2014 $ million	Q1 2013* $ million
Continuing operations
Sales	2	763.8	744.6
Cost of sales		(477.0)	(472.1)

Gross profit		286.8	272.5
Distribution costs		(81.8)	(80.6)
Administrative expenses		(113.7)	(122.4)
Transaction costs		(5.7)	—
Impairments		—	(0.4)
Restructuring costs	3	(8.0)	(5.8)
Net gain on disposals and on the exit of businesses	3	4.2	0.2

Operating profit		81.8	63.5

Interest expense	4	(29.8)	(32.5)
Investment income		0.6	0.5
Other finance expense	5	(1.1)	(2.8)
Net finance costs		(30.3)	(34.8)

Profit before tax		51.5	28.7
Income tax expense		(22.8)	(14.7)

Profit for the period from continuing operations		28.7	14.0
Discontinued operations
(Loss)/profit for the period from discontinued operations	6	(34.3)	6.1

(Loss)/profit for the period		(5.6)	20.1
Non-controlling interests		(6.0)	(5.5)

(Loss)/profit for the period attributable to equity shareholders		(11.6)	14.6

*	Re-presented for discontinued operations (see note 6)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	Q1 2014 $ million	Q1 2013* $ million
(Loss)/profit for the period	(5.6)	20.1

Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Post-employment benefits:
– Net actuarial gain	5.9	31.9
– Effect of the asset ceiling	(10.1)	(25.9)

	(4.2)	6.0
Income tax benefit/(expense)	1.2	(1.8)

	(3.0)	4.2
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	(5.0)	(21.1)
Associates	—	(0.1)
– Gain/(loss) on net investment hedges	0.5	(1.4)

	(4.5)	(22.6)
Available-for-sale investments:
– Unrealized (loss)/gain recognized in the period	(0.5)	0.3

	(5.0)	(22.3)
Income tax expense	(0.3)	(0.3)

	(5.3)	(22.6)

Other comprehensive loss	(8.3)	(18.4)

Comprehensive (loss)/income for the period	(13.9)	1.7

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	14.4	(4.2)
Arising from discontinued operations	(34.3)	5.2
	(19.9)	1.0
– Non-controlling interests	6.0	0.7

	(13.9)	1.7

*	Re-presented for discontinued operations (see note 6)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)

	Note	Q1 2014 $ million	Q1 2013 $ million
Operating activities
Cash generated from/(absorbed by) operations	7	43.9	(23.3)
Income taxes paid		(22.7)	(16.9)
Income taxes received		1.3	9.1

Net cash inflow/(outflow) from operating activities		22.5	(31.1)

Investing activities
Purchase of property, plant and equipment		(19.4)	(13.6)
Purchase of computer software		(1.3)	(1.1)
Disposal of property, plant and equipment		8.6	1.0
Purchase of interests in subsidiaries, net of cash acquired		(8.3)	—
Sale of businesses and subsidiaries, net of cash disposed		(0.4)	5.7
Interest received		0.4	0.5
Dividends received from associates		—	0.1

Net cash outflow from investing activities		(20.4)	(7.4)

Financing activities
Repayment of bank and other loans		(20.7)	(7.5)
Receipts/(payments) on foreign currency derivatives		1.2	(4.1)
Capital element of finance lease rental payments		—	(0.1)
Decrease in collateralized cash		—	0.8
Interest paid		(1.4)	(14.0)
Financing costs paid		—	(2.0)
Dividend paid to a minority shareholder in a subsidiary		(8.0)	(3.6)

Net cash outflow from financing activities		(28.9)	(30.5)

Decrease in net cash and cash equivalents		(26.8)	(69.0)
Net cash and cash equivalents at the beginning of the period		337.3	428.4
Foreign currency translation		(2.2)	(4.7)

Net cash and cash equivalents at the end of the period		308.3	354.7

Analysis of net cash and cash equivalents:

		As at March 29, 2014 $ million	As at December 31, 2013 $ million
Cash and cash equivalents		314.9	338.1
Bank overdrafts		(6.6)	(0.8)

		308.3	337.3

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	Note	As at March 29, 2014 $ million	As at December 31, 2013 $ million
Non-current assets
Goodwill		1,304.7	1,306.4
Other intangible assets	8	1,258.8	1,286.2
Property, plant and equipment		608.0	623.3
Investments in associates		6.3	6.4
Trade and other receivables	9	13.0	15.3
Deferred tax assets		11.7	10.2
Post-employment benefit surpluses	15	13.1	11.5

		3,215.6	3,259.3

Current assets
Inventories		487.7	489.0
Trade and other receivables	9	830.3	721.8
Income tax recoverable		16.0	19.7
Available-for-sale investments		2.6	2.8
Cash and cash equivalents		314.9	338.1

		1,651.5	1,571.4

Assets held for sale or distribution	10	94.3	114.9

Total assets		4,961.4	4,945.6

Current liabilities
Bank overdrafts	11	(6.6)	(0.8)
Bank and other loans	11	(31.4)	(11.4)
Obligations under finance leases		(0.2)	(0.2)
Trade and other payables	12	(447.1)	(424.3)
Income tax liabilities		(101.0)	(88.8)
Provisions	16	(43.6)	(45.0)

		(629.9)	(570.5)

Non-current liabilities
Bank and other loans	11	(1,666.8)	(1,679.6)
Obligations under finance leases		(2.3)	(2.3)
Trade and other payables	12	(29.3)	(31.0)
Post-employment benefit obligations	15	(163.1)	(161.6)
Deferred tax liabilities		(420.6)	(425.9)
Provisions	16	(13.6)	(14.7)

		(2,295.7)	(2,315.1)

Liabilities directly associated with assets held for sale or distribution	10	(26.1)	(28.4)

Total liabilities		(2,951.7)	(2,914.0)

Net assets		2,009.7	2,031.6

Capital and reserves
Share capital		—	—
Share premium account		984.0	984.0
Own shares		(9.5)	(10.4)
Currency translation reserve		(38.7)	(33.8)
Available-for-sale reserve		0.5	0.6
Accumulated surplus		840.3	856.1

Shareholders’ equity		1,776.6	1,796.5
Non-controlling interests		233.1	235.1

Total equity		2,009.7	2,031.6

PAGE | 10

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Q1 2014	Share capital $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non-controlling interests $ million	Total equity $ million
As at December 31, 2013	—	984.0	(10.4)	(33.2)	856.1	1,796.5	235.1	2,031.6

Loss for the period	—	—	—	—	(11.6)	(11.6)	6.0	(5.6)
Other comprehensive loss	—	—	—	(5.0)	(3.3)	(8.3)	—	(8.3)

Total comprehensive loss	—	—	—	(5.0)	(14.9)	(19.9)	6.0	(13.9)

Other changes in equity:
– Issue of own shares to management	—	—	0.9	—	(0.9)	—	—	—
– Share-based incentives (including a tax expense of $1.5 million)	—	—	—	—	—	—	—	—
– Dividends paid to minority shareholders	—	—	—	—	—	—	(8.0)	(8.0)

	—	—	0.9	—	(0.9)	—	(8.0)	(8.0)

As at March 29, 2014	—	984.0	(9.5)	(38.2)	840.3	1,776.6	233.1	2,009.7

Q1 2013	Share capital $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non-controlling interests $ million	Total equity $ million
As at December 31, 2012	—	984.0	(10.8)	4.6	716.8	1,694.6	249.3	1,943.9

Profit for the period	—	—	—	—	14.6	14.6	5.5	20.1
Other comprehensive (loss)/income	—	—	—	(18.2)	4.6	(13.6)	(4.8)	(18.4)

Total comprehensive (loss)/income	—	—	—	(18.2)	19.2	1.0	0.7	1.7

Other changes in equity:
– Issue of own shares to management	—	—	1.4	—	(1.4)	—	—	—
– Share-based incentives (including a tax benefit of $0.1 million)	—	—	—	—	6.1	6.1	0.3	6.4
– Dividends paid to minority shareholders	—	—	—	—	—	—	(3.6)	(3.6)

	—	—	1.4	—	4.7	6.1	(3.3)	2.8

As at March 30, 2013	—	984.0	(9.4)	(13.6)	740.7	1,701.7	246.7	1,948.4

PAGE | 11

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The Company was incorporated on September 1, 2010 in and under the laws of The Netherlands. References herein to the ‘Group’ refer to the Company and its subsidiaries.

The condensed consolidated financial statements are presented for the 13-week period from January 1, 2014 to March 29, 2014 (‘Q1 2014’) and for the 13-week period from January 1, 2013 to March 30, 2013 (‘Q1 2013’).

The condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 ‘Interim Financial Reporting’ and were approved by the Board of Directors on May 5, 2014. These condensed consolidated financial statements have not been subject to audit, but comparative numbers as at December 31, 2013 have been derived from the Group’s audited financial statements included in its Annual Report on Form 20-F, filed with the SEC on February 20, 2014.

Except for the adoption at the beginning of 2014 of the Amendments to IAS 32 ‘Financial instruments: Presentation’, which did not have any significant impact on the Group’s results or financial position, the Group’s accounting policies are unchanged from those set out in its Annual Report on Form 20-F for the year ended December 31, 2013.

Re-presentations

The Group has re-presented its comparative information for the following:

•	the reclassification of the Aquatic segment from continuing to discontinued operations (see note 6); and

•	revisions to the segmental reporting as described in note 2A.

2	SEGMENT INFORMATION

A)	BACKGROUND

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive replacement markets throughout the world. The business is comprised of four operating segments: Gates North America, Gates South America, Gates Europe, Middle East & Africa (‘Gates EMEA’) and Gates Asia and the Pacific Regions (‘Gates APAC’). The Group’s operating segments are identified by grouping together businesses that manufacture similar products, and, in the case of the Gates group of businesses, by grouping together businesses that operate in similar regions, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group’s internal management reports distinguish between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations.

Consistent with the broader change made at the beginning of 2013, the Group made a further amendment to the allocation of certain central costs with effect from December 2013. These costs, previously reported within the Gates North America segment or allocated across the Gates segments, included certain items that related to worldwide operations and are now presented within the corporate segment, providing a clearer view of the controllable performance of the individual segment businesses. Comparative information for Q1 2013 has been re-presented to reflect these segmental cost reporting revisions.

B)	MEASURE OF SEGMENT PROFIT OR LOSS

The Board uses adjusted earnings before net finance costs, income taxes, depreciation and amortization (‘adjusted EBITDA’) to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

‘EBITDA’ represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses.

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in business combinations and major corporate transactions;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs; and

•	the net gain or loss on disposals and on the exit of businesses.

For the avoidance of any confusion, the non-GAAP measures ‘EBITDA’ and ‘adjusted EBITDA’ differ in certain respects to ‘consolidated EBITDA’ as defined in the financial covenants attaching to the Senior Secured Credit Facilities.

PAGE | 12

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS

	Sales		Adjusted EBITDA
	Q1 2014 $ million	Q1 2013* $ million	Q1 2014 $ million	Q1 2013* $ million
Ongoing segments
Gates:
– Gates North America	352.3	349.2	80.0	72.6
– Gates South America	36.6	44.0	5.6	6.1
– Gates EMEA	214.1	191.8	40.8	32.7
– Gates APAC	160.8	159.6	34.0	32.4

	763.8	744.6	160.4	143.8
Corporate	—	—	(15.8)	(15.2)

Total ongoing	763.8	744.6	144.6	128.6

Exited segments
– Powertrain	—	—	—	(0.3)

Total exited	—	—	—	(0.3)

Total continuing operations	763.8	744.6	144.6	128.3

*	Re-presented for discontinued operations (see note 6) and segmental reporting changes (see note 2A)

	Sales		Adjusted EBITDA
	Q1 2014 $ million	Q1 2013* $ million	Q1 2014 $ million	Q1 2013* $ million
By origin
US	283.5	278.4	45.4	40.4
Rest of North America	75.7	78.4	24.4	21.4
Europe	199.9	177.2	36.3	27.9
Asia	149.5	146.1	32.0	30.3
Rest of the world	55.2	64.5	6.5	8.3

	763.8	744.6	144.6	128.3

By destination
US	289.9	286.3
Rest of North America	63.9	64.7
Europe	197.5	175.3
Asia	149.1	145.4
Rest of the world	63.4	72.9

	763.8	744.6

*	Re-presented for discontinued operations (see note 6)

Inter-segment sales were not significant.

PAGE | 13

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS (continued)

Reconciliation of profit for the period from continuing operations to adjusted EBITDA:

	Q1 2014 $ million	Q1 2013* $ million
Profit for the period from continuing operations	28.7	14.0
Income tax expense	22.8	14.7

Profit before tax	51.5	28.7
Net finance costs	30.3	34.8

Operating profit	81.8	63.5
Amortization	29.6	29.8
Depreciation	22.2	22.7

EBITDA	133.6	116.0
Share-based incentives	1.5	6.3
Transaction costs	5.7	—
Impairments	—	0.4
Restructuring costs (see note 3)	8.0	5.8
Net gain on disposals and on the exit of businesses (see note 3)	(4.2)	(0.2)

Adjusted EBITDA	144.6	128.3

*	Re-presented for discontinued operations (see note 6)

3	RESTRUCTURING INITIATIVES

Restructuring costs of $8.0 million (Q1 2013: $5.8 million) were recognized in Q1 2014, including $6.8 million in relation to the closure of the Ashe County plant within Gates North America. Also recognized during Q1 2014 were costs of $1.0 million in relation to the closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado.

Restructuring costs incurred in Q1 2013 included $3.3 million in relation to the closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado and costs of $0.7 million incurred in relation to the closure of the Charleston plant.

	Q1 2014		Q1 2013
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Continuing operations
Gates:
– Gates North America	(7.1)	3.8	(2.2)	—
– Gates EMEA	0.2	—	(0.1)	—
– Gates APAC	(0.1)	—	(0.2)	—

	(7.0)	3.8	(2.5)	—
Corporate	(1.0)	0.4	(3.3)	0.2

Total continuing operations	(8.0)	4.2	(5.8)	0.2

Discontinued operations	—	(0.7)	—	6.6

Total operations	(8.0)	3.5	(5.8)	6.8

PAGE | 14

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4	INTEREST EXPENSE

	Q1 2014 $ million	Q1 2013 $ million
Borrowings:
– Interest on bank and other loans:
Term loans	19.9	21.0
Other bank loans	0.7	0.7
Second Lien Notes	8.2	11.2
2015 Notes	0.3	0.1

	29.1	33.0
Net gain on financial liabilities held at amortized cost	(0.6)	(2.1)
Other interest payable	1.3	1.6

	29.8	32.5

Interest expense is wholly attributable to continuing operations.

Details of the bank and other loans are presented in note 11. Interest expense includes the amortization of issue costs incurred in relation to the borrowings.

5	OTHER FINANCE EXPENSE

	Q1 2014 $ million	Q1 2013 $ million
Gain on embedded derivatives	1.4	2.4
Currency translation loss on hedging instruments	(1.1)	(3.6)
Net interest recognized in respect of post-employment benefits	(1.4)	(1.6)

	(1.1)	(2.8)

Other finance expense is wholly attributable to continuing operations.

6	DISCONTINUED OPERATIONS

A)	BACKGROUND

Aquatic manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America. During Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners. The assets that will be distributed, which consist of the Aquatic group of businesses, various parcels of vacant real estate and the Schrader equity instruments, have accordingly been classified as assets held for sale or distribution. The Aquatic group of businesses, which comprise the Aquatic reporting segment, has additionally been reclassified as a discontinued operation. Comparative information has been re-presented to reflect this classification.

B)	RESULTS AND CASH FLOWS

The loss for the period from discontinued operations may be analyzed as follows:

	Q1 2014 $ million	Q1 2013* $ million
Sales	37.5	30.2
Cost of sales	(25.5)	(19.7)

Gross profit	12.0	10.5
Distribution costs	(12.9)	(9.9)
Administrative expenses	(1.9)	(2.2)
Impairments	(36.1)	—

Loss before tax	(38.9)	(1.6)
Income tax benefit	5.3	1.1

Loss for the period from discontinued operations	(33.6)	(0.5)

(Loss)/profit on disposal of discontinued operations
(Loss)/profit before tax	(0.7)	6.6
Income tax expense	—	—

(Loss)/profit after tax	(0.7)	6.6

(Loss)/profit for the period from discontinued operations	(34.3)	6.1

*	Re-presented for discontinued operations (see note 6)

PAGE | 15

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6	DISCONTINUED OPERATIONS (CONTINUED)

B)	RESULTS AND CASH FLOWS (continued)

During Q1 2014, as a result of the strong competitive environment, rising material costs and tepid housing market, Aquatic recognized an impairment of $36.1 million.

Cash flows arising from discontinued operations during the period were as follows:

	Q1 2014 $ million	Q1 2013* $ million
Cash outflow from operating activities	(4.9)	(4.9)
Cash outflow from investing activities	(1.7)	(0.4)

Net decrease in net cash and cash equivalents	(6.6)	(5.3)

*	Re-presented for discontinued operations (see note 6)

7	CASH FLOW FROM OPERATIONS

	Q1 2014 $ million	Q1 2013 $ million
(Loss)/profit for the period	(5.6)	20.1
Interest expense	29.8	32.5
Investment income	(0.6)	(0.5)
Other finance expense	1.1	2.8
Income tax expense	17.5	13.6
Amortization of intangible assets	29.6	30.2
Depreciation of property, plant and equipment	22.2	23.9
Impairments:
– Intangibles	19.4	—
– Property, plant and equipment	16.0	0.4
– Receivables	0.7	—
(Gain)/loss on disposal of businesses:
– Continuing operations	(0.1)	0.2
– Discontinued operations	0.7	(6.6)
Gain on sale of property, plant and equipment	(4.0)	(0.4)
Share-based incentives	1.5	6.3
Decrease in post-employment benefit obligations	(5.3)	(5.5)
(Decrease)/increase in provisions	(0.8)	0.8

	122.1	117.8
Movements in working capital:
– Decrease/(increase) in inventories	2.0	(1.1)
– Increase in receivables	(106.9)	(152.0)
– Increase in payables	26.7	12.0

Cash generated from/(absorbed by) operations	43.9	(23.3)

8	OTHER INTANGIBLES

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Carrying amount
As at December 31, 2013	196.0	935.2	140.7	14.3	1,286.2
Additions	—	—	—	1.3	1.3
Amortization charge for the period	—	(19.1)	(9.4)	(1.1)	(29.6)
Foreign currency translation	—	0.8	—	0.1	0.9

As at March 29, 2014	196.0	916.9	131.3	14.6	1,258.8

PAGE | 16

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9	TRADE AND OTHER RECEIVABLES

	As at March 29, 2014 $ million	As at December 31, 2013 $ million
Current assets
Financial assets:
– Trade receivables	742.4	647.7
– Collateralized cash	11.8	11.7
– Other receivables	45.6	32.6

	799.8	692.0

Non-financial assets:
– Prepayments	30.5	29.8

	830.3	721.8

Non-current assets
Financial assets:
– Derivative financial instruments (see note 13)	—	0.9
– Other receivables	4.3	4.4

	4.3	5.3

Non-financial assets:
– Prepayments	8.7	10.0

	13.0	15.3

10	ASSETS HELD FOR SALE OR DISTRIBUTION

During Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners. The assets that will be distributed, which consist of the businesses comprising the Aquatic operating segment, various parcels of vacant real estate in Gates North America and the Schrader equity instruments acquired in 2012, which are held in the Corporate segment, have accordingly been classified as assets held for sale or distribution. Aquatic has been reclassified as a discontinued operation (see note 6).

In addition, assets held for sale or distribution at March 29, 2014 and December 31, 2013, included certain other vacant properties held in the Gates North America reporting segment that were no longer required by the Group for its manufacturing operations.

Assets classified as held for sale or distribution and directly associated liabilities were as follows:

	As at March 29, 2014 $ million	As at December 31, 2013 $ million
Assets held for sale or distribution
Other intangible assets	16.3	35.7
Property, plant and equipment	40.5	45.9
Inventories	7.6	8.4
Trade and other receivables	13.4	8.4
Investments	14.4	14.4
Income tax recoverable	0.1	—
Deferred tax assets	2.0	2.1

	94.3	114.9

Liabilities directly associated with assets held for sale or distribution
Trade and other payables	(14.2)	(11.0)
Provisions	(10.9)	(11.3)
Post-employment benefit obligations	(0.4)	(0.4)
Deferred tax liabilities	(0.6)	(5.7)

	(26.1)	(28.4)

	68.2	86.5

PAGE | 17

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	BORROWINGS

	As at March 29, 2014			As at December 31, 2013
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	6.6	—	6.6	0.8	—	0.8
Bank and other loans:
– Secured	22.2	1,644.2	1,666.4	2.6	1,657.1	1,659.7
– Unsecured	9.2	22.6	31.8	8.8	22.5	31.3

	31.4	1,666.8	1,698.2	11.4	1,679.6	1,691.0

	38.0	1,666.8	1,704.8	12.2	1,679.6	1,691.8

The Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 19.

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•	costs incurred on the arrangement and subsequent re-pricings and amendments of the Term Loan A and Term Loan B credit facilities and on the issuance of the Second Lien Notes and subsequent amendments to the indenture governing those notes; and

•	the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Term Loan A and Term Loan B credit facilities and the change in the fair value of the interest rate floor that resulted from the subsequent re-pricings of the facilities.

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at March 29, 2014 $ million	As at December 31, 2013 $ million
Carrying amount	1,704.8	1,691.8
Issue costs and interest rate floor adjustment	85.4	92.6
Accrued interest payable	(28.4)	(7.9)

Principal amount	1,761.8	1,776.5

The principal amount of borrowings may be analyzed as follows:

	As at March 29, 2014			As at December 31, 2013
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	6.6	—	6.6	0.8	—	0.8
Bank and other loans:
– Secured
Term Loan A	12.1	72.8	84.9	12.3	73.9	86.2
Term Loan B	13.5	1,295.7	1,309.2	13.7	1,314.9	1,328.6
Second Lien Notes	—	330.0	330.0	—	330.0	330.0

	25.6	1,698.5	1,724.1	26.0	1,718.8	1,744.8
– Unsecured
2015 Notes	—	21.9	21.9	—	21.8	21.8
Other loan notes	8.4	—	8.4	8.3	—	8.3
Other bank loans	0.1	0.7	0.8	—	0.8	0.8

	8.5	22.6	31.1	8.3	22.6	30.9

	40.7	1,721.1	1,761.8	35.1	1,741.4	1,776.5

Senior Secured Credit Facilities

The Group has Senior Secured Credit Facilities consisting of a Term Loan A credit facility, a Term Loan B credit facility and a senior secured revolving credit facility. The Term Loan A credit facility and the revolving credit facility mature on September 29, 2015 and the Term Loan B credit facility matures on September 29, 2016. For both term loans, the applicable margin for LIBOR was 2.75% per annum, with LIBOR being subject to a floor of 1.0%, and the applicable margin for the base rate was 1.75% per annum, with base rate being subject to a floor of 2.0%. As at March 29, 2014, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 3.75% per annum (in both cases, to be next re-set on June 26, 2014).

PAGE | 18

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	BORROWINGS (CONTINUED)

Senior Secured Credit Facilities continued

Term Loan A is subject to quarterly amortization payments of 2.5% and Term Loan B is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments with the balance payable on maturity. During Q1 2014, the Group made no quarterly amortization payments against Term Loan A and Term Loan B. The first quarter amortization payments, totaling $6.4 million, fell due and were paid on March 31, subsequent to the Group’s balance sheet date, and have therefore not been recognized in Q1 2014.

During February 2014, a prepayment offer was made to the lenders for which acceptances to the value of $1.3 million and $19.4 million were received and paid in respect of Term Loan A and Term Loan B, respectively.

As at March 29, 2014, the principal amount outstanding under Term Loan A was $84.9 million (December 31, 2013: $86.2 million) and that under Term Loan B was $1,309.2 million (December 31, 2013: $1,328.6 million).

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at March 29, 2014 and December 31, 2013, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $49.1 million (December 31, 2013: $50.1 million).

Borrowings under the Senior Secured Credit Facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to floors.

Second Lien Notes

As at March 29, 2014, the Group had outstanding $330.0 million 9% Senior Secured Second Lien Notes (the ‘Second Lien Notes’), which mature on October 1, 2018.

At any time prior to October 1, 2014, the Group may redeem the Second Lien Notes at its option, in whole at any time or in part from time to time, at 100% of the principal amount thereof plus the greater of (i) 1% of the principal amount and (ii) the excess of the present value at the redemption date of the redemption price as at October 1, 2014 and the required interest payments due from the redemption date to October 1, 2014 (discounted using an appropriate US Treasury Rate plus 50 basis points) over the principal amount, plus accrued and unpaid interest to the redemption date.

On and after October 1, 2014, the Group may redeem the Second Lien Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

Redemption price
During the year commencing:
– October 1, 2014	104.50%
– October 1, 2015	102.25%
– October 1, 2016 and thereafter	100.00%

In the event of a change of control over the Company, each holder will have the right to require the Group to repurchase all or any part of such holder’s Second Lien Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that the Group has previously elected to redeem the Second Lien Notes.

2015 Notes

When it was acquired by the Group, one of Tomkins plc’s subsidiaries had in issue 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’). As at March 29, 2014, the principal amount outstanding of the 2015 Notes was £13.2 million ($21.9 million).

Other loan notes

Other loan notes comprise principally the loan notes that certain shareholders in Tomkins plc elected to receive as an alternative to cash in respect of all or part of the consideration payable to them by the Group on the acquisition of Tomkins plc (the ‘Loan Note Alternative’). As at March 29, 2014, loan notes with a principal amount of £5.1 million ($8.4 million) were outstanding under the Loan Note Alternative. The loan notes accrue interest at the higher of 0.8% below LIBOR and 0% (to be next re-set in June 2014).

The loan notes fall due for repayment, at par, on December 31, 2015, prior to which each holder has the right to require full or part repayment, at par, half-yearly on June 30 and December 31 and for this reason these loan notes are classified as current liabilities. The Group may purchase some or all of the loan notes at any time and at any price by tender, private treaty or otherwise.

Although the loan notes are unsecured, the Group is required to retain in an escrow account cash equivalent to the nominal amount of the outstanding loan notes.

PAGE | 19

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12	TRADE AND OTHER PAYABLES

	As at March 30, 2014 $ million	As at December 31, 2013 $ million
Current liabilities
Financial liabilities:
– Trade payables	294.1	271.6
– Other taxes and social security	22.6	20.0
– Derivative financial instruments (see note 13)	—	0.2
– Other payables	24.8	26.0

	341.5	317.8

Non-financial liabilities:
– Accruals and deferred income	105.6	106.5

	447.1	424.3

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 13)	17.5	18.9
– Other payables	11.4	11.7

	28.9	30.6

Non-financial liabilities:
– Accruals and deferred income	0.4	0.4

	29.3	31.0

13	DERIVATIVE FINANCIAL INSTRUMENTS

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at March 29, 2014			As at December 31, 2013
	Assets $ million	Liabilities $ million	Total $ million	Assets $ million	Liabilities $ million	Total $ million
Hedging activities
Translational hedges:
– Currency swaps	—	—	—	0.9	(0.1)	0.8

Transactional hedges:
– Currency forwards	—	—	—	—	(0.2)	(0.2)

	—	—	—	0.9	(0.3)	0.6

Other items
Embedded derivatives	—	(17.5)	(17.5)	—	(18.8)	(18.8)

	—	(17.5)	(17.5)	0.9	(19.1)	(18.2)

Classified as:
– Current	—	—	—	—	(0.2)	(0.2)
– Non-current	—	(17.5)	(17.5)	0.9	(18.9)	(18.0)

	—	(17.5)	(17.5)	0.9	(19.1)	(18.2)

14	FAIR VALUE

With the exception of bank and other loans, the carrying amounts of all of the Group’s financial assets and liabilities are considered to approximate to their fair values. Available-for-sale investments include equity instruments acquired as part of the disposal of the Schrader businesses in April 2012. These instruments are unlisted and management does not believe that a reliable estimate of their fair value can be determined. The instruments are therefore carried at cost, being the value of $14.4 million ascribed to them under the disposal agreement. As stated in note 6, the Schrader equity instruments have been classified as assets held for sale or distribution.

PAGE | 20

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14	FAIR VALUE (CONTINUED)

The carrying amount, which includes certain deferred costs as described in note 11, and fair value of bank and other loans may be analyzed as follows:

	As at March 29, 2014		As at December 31, 2013
	Carrying amount $ million	Fair value $ million	Carrying amount $ million	Fair value $ million
Current	31.4	62.6	11.4	42.4
Non-current	1,666.8	1,747.6	1,679.6	1,777.2

	1,698.2	1,810.2	1,691.0	1,819.6

Bank and other loans principally comprise borrowings under the Senior Secured Credit Facilities (Level 2), the 2015 Notes (level 1), the Second Lien Notes (Level 1) and other loan notes (Level 1). Borrowings under the Senior Secured Credit Facilities attract interest at floating rates and their principal amounts are considered to approximate to fair value. The 2015 Notes and the Second Lien Notes are traded securities and their fair value is based on their quoted market prices.

With the exception of the Aquatic disposal group included in assets held for sale, the Group had no significant assets or liabilities in its balance sheet that were measured at their fair value on a non-recurring basis As at March 29, 2014 and December 31, 2013. The Aquatic disposal group is held at its fair value less costs to sell, which has been determined using the income approach based on the most recent three-year forecast. The principal assumptions used were those regarding sales growth rates, selling prices, changes in direct costs and a discount rate determined using a capital asset pricing model. Cash flows for the years beyond the three-year forecasts were projected to grow at 2.5% per annum. This fair value measurement is therefore based largely on unobservable market inputs and falls within Level 3 of the IFRS fair value hierarchy.

The Group’s assets and liabilities that are measured at fair value on a recurring basis as required under IFRS are set out below:

	As at March 29, 2014 $ million	As at December 31, 2013 $ million
Level 1
– Available-for-sale investments	2.6	2.8
Level 2
– Trade and other receivables:
Derivative assets	—	0.9
– Trade and other payables:
Derivative liabilities	(17.5)	(19.1)

Available-for-sale investments that are held at fair value are listed and are valued by reference to quoted market prices.

Derivative assets and liabilities represent the fair value of foreign currency derivatives held by the Group at the balance sheet date together with embedded interest rate derivatives that were required to be separated from their host loan contracts. Foreign currency derivatives are valued by reference to prevailing forward exchange rates. Embedded interest rate derivatives are valued using a valuation model incorporating assumptions on expected forward interest rates and estimated debt prepayments.

No amounts were transferred between Levels 1 and 2 during the period.

15	POST-EMPLOYMENT BENEFIT OBLIGATIONS

The net liability recognized as at March 29, 2014 in respect of post-employment benefits was as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,102.7)	(93.4)	(1,196.1)
Fair value of plan assets	1,088.0	—	1,088.0

	(14.7)	(93.4)	(108.1)
Effect of the asset ceiling	(42.3)	–	(42.3)

Net liability	(57.0)	(93.4)	(150.4)

PAGE | 21

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	POST-EMPLOYMENT BENEFIT OBLIGATIONS (CONTINUED)

The net liability is presented in the Group’s balance sheet as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Surpluses	13.1	—	13.1
Deficits	(69.7)	(93.4)	(163.1)

	(56.6)	(93.4)	(150.0)
Liabilities directly associated with assets held for sale or distribution	(0.4)	—	(0.4)

Net liability	(57.0)	(93.4)	(150.4)

Changes in the net liability during Q1 2014 were as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Net liability as at December 31, 2013:
– Present value of the benefit obligation	(1,104.0)	(93.3)	(1,197.3)
– Fair value of plan assets	1,078.8	—	1,078.8

	(25.2)	(93.3)	(118.5)
– Effect of the asset ceiling	(32.0)	—	(32.0)

	(57.2)	(93.3)	(150.5)

Movements during the period:
– Service costs	(1.5)	(0.1)	(1.6)
– Net interest	(0.4)	(1.0)	(1.4)
– Net actuarial gain/(loss)	7.6	(1.7)	5.9
– Contributions	5.1	1.7	6.8
– Foreign currency translation	(0.5)	1.0	0.5

	(46.9)	(93.4)	(140.3)

– Movement in the effect of the asset ceiling during the period	(10.1)	—	(10.1)

Net liability as at March 29, 2014	(57.0)	(93.4)	(150.4)

The weighted average discount rates used in determining the net liability were as follows:

	As at March 29, 2014	As at December 31, 2013
Pensions:
– US	4.375%	4.625%
– UK	4.375%	4.375%
– Other countries	3.482%	3.744%

Other benefits	4.293%	4.540%

PAGE | 22

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16	PROVISIONS

$ million
As at December 31, 2013	71.0
Charge for the period	7.4
Utilized during the period	(8.9)
Released during the period	(1.0)
Foreign currency translation	(0.4)

As at March 29, 2014	68.1

Provisions are presented in the Group’s balance sheet as follows:

	As at March 29, 2014 $ million	As at December 31, 2013 $ million
– Current liabilities	43.6	45.0
– Non-current liabilities	13.6	14.7
– Liabilities directly associated with assets held for sale or distribution	10.9	11.3

	68.1	71.0

17	CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $27 million at March 29, 2014 (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal, under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest.

The Group is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes the Group has meritorious defenses available. While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

18	SUBSEQUENT EVENTS

On April 4, 2014, the Group entered into a definitive purchase agreement with Blackstone for the purchase of all the equity interests in Pinafore Holdings B.V. for $5.4 billion. The transaction is expected to close later this year and is subject to customary closing conditions and regulatory approvals.

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Gates Investments, Inc. (formerly Tomkins, Inc.) and Gates Investments, LLC (formerly Tomkins, LLC) (the ‘Issuers’), which are both 100%-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s 100%-owned subsidiaries (the ‘Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements, statements of comprehensive income and cash flow statements for Q1 2014 and Q1 2013 and its balance sheets as at March 29, 2014 and December 31, 2013, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors as at March 29, 2014 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

PAGE | 23

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

A)	CONSOLIDATED INCOME STATEMENT

Q1 2014	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	463.5	501.4	(201.1)	763.8
Cost of sales	—	—	(319.4)	(358.7)	201.1	(477.0)

Gross profit	—	—	144.1	142.7	—	286.8
Distribution costs	—	—	(49.7)	(32.1)	—	(81.8)
Administrative expenses	(0.6)	(0.1)	(65.4)	(47.6)	—	(113.7)
Transaction costs	(0.1)	—	(5.6)	—	—	(5.7)
Restructuring costs	—	—	(7.4)	(0.6)	—	(8.0)
Net gain on disposals and on the exit of businesses	—	—	0.4	3.8	—	4.2

Operating (loss)/profit	(0.7)	(0.1)	16.4	66.2	—	81.8

Interest expense	(14.3)	(29.2)	(27.2)	(1.6)	42.5	(29.8)
Investment income	0.1	23.8	16.6	2.7	(42.6)	0.6
Other finance income/(expense)	—	1.4	(2.0)	0.3	(0.8)	(1.1)
Net finance (costs)/income	(14.2)	(4.0)	(12.6)	1.4	(0.9)	(30.3)
Share of profits of subsidiaries under the equity method	3.3	—	41.7	—	(45.0)	—

(Loss)/profit before tax	(11.6)	(4.1)	45.5	67.6	(45.9)	51.5
Income tax benefit/(expense)	—	0.8	(7.9)	(16.0)	0.3	(22.8)

(Loss)/profit for the period from continuing operations	(11.6)	(3.3)	37.6	51.6	(45.6)	28.7
Discontinued operations
Loss for the period from discontinued operations	—	—	(34.3)	—	—	(34.3)

(Loss)/profit for the period	(11.6)	(3.3)	3.3	51.6	(45.6)	(5.6)
Non-controlling interests	—	—	—	(6.0)	—	(6.0)

(Loss)/profit for the period attributable to equity shareholders	(11.6)	(3.3)	3.3	45.6	(45.6)	(11.6)

PAGE | 24

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

B) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q1 2014	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
(Loss)/profit for the period	(11.6)	(3.3)	3.3	51.6	(45.6)	(5.6)

Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Post-employment benefits:
– Net actuarial gain/(loss)	—	—	6.9	(1.0)	—	5.9
– Effect of the asset ceiling	—	—	(10.1)	—	—	(10.1)

	—	—	(3.2)	(1.0)	—	(4.2)
Income tax benefit	—	—	0.8	0.4	—	1.2

	—	—	(2.4)	(0.6)	—	(3.0)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	0.2	(5.2)	—	(5.0)
– Gain/(loss) on net investment hedges	—	—	0.5	(0.9)	0.9	0.5

	—	—	0.7	(6.1)	0.9	(4.5)
Available-for-sale investments:
– Unrealized loss recognized in the period	—	—	(0.1)	(0.4)	—	(0.5)

	—	—	(0.1)	(0.4)	—	(0.5)
Share of other comprehensive loss of subsidiaries under the equity method	(8.3)	—	(6.4)	—	14.7	—

	(8.3)	—	(5.8)	(6.5)	15.6	(5.0)
Income tax (expense)/benefit	—	—	(0.1)	0.1	(0.3)	(0.3)

	(8.3)	—	(5.9)	(6.4)	15.3	(5.3)

Other comprehensive loss	(8.3)	—	(8.3)	(7.0)	15.3	(8.3)

Comprehensive (loss)/income for the period	(19.9)	(3.3)	(5.0)	44.6	(30.3)	(13.9)

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	14.4	(3.3)	29.3	38.6	(64.6)	14.4
Arising from discontinued operations	(34.3)	—	(34.3)	—	34.3	(34.3)
	(19.9)	(3.3)	(5.0)	38.6	(30.3)	(19.9)
– Non-controlling interests	—	—	—	6.0	—	6.0

	(19.9)	(3.3)	(5.0)	44.6	(30.3)	(13.9)

PAGE | 25

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

C)	CONSOLIDATED INCOME STATEMENT

Q1 2013*	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	451.9	482.7	(190.0)	744.6
Cost of sales	—	—	(314.0)	(348.1)	190.0	(472.1)

Gross profit	—	—	137.9	134.6	—	272.5
Distribution costs	—	—	(46.7)	(33.9)	—	(80.6)
Administrative expenses	(0.5)	(0.2)	(77.0)	(44.7)	—	(122.4)
Impairments	—	—	(0.4)	—	—	(0.4)
Restructuring costs	—	—	(4.0)	(1.8)	—	(5.8)
Net gain on disposals and on the exit of businesses	—	—	0.2	—	—	0.2

Operating (loss)/profit	(0.5)	(0.2)	10.0	54.2	—	63.5

Interest expense	(13.7)	(31.8)	(31.0)	(3.1)	47.1	(32.5)
Investment income	—	26.8	17.8	3.0	(47.1)	0.5
Other finance income/(expense)	—	2.3	(5.1)	0.7	(0.7)	(2.8)
Net finance (costs)/income	(13.7)	(2.7)	(18.3)	0.6	(0.7)	(34.8)
Share of profits of subsidiaries under the equity method	28.8	—	31.5	—	(60.3)	—

Profit/(loss) before tax	14.6	(2.9)	23.2	54.8	(61.0)	28.7
Income tax expense	—	(0.1)	(0.5)	(14.1)	—	(14.7)

Profit/(loss) for the period from continuing operations	14.6	(3.0)	22.7	40.7	(61.0)	14.0
Discontinued operations
Profit for the period from discontinued operations	—	—	6.1	—	—	6.1

Profit/(loss) for the period	14.6	(3.0)	28.8	40.7	(61.0)	20.1
Non-controlling interests	—	—	—	(5.5)	—	(5.5)

Profit/(loss) for the period attributable to equity shareholders	14.6	(3.0)	28.8	35.2	(61.0)	14.6

*	Re-presented for discontinued operations (see note 6)

PAGE | 26

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

D)	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q1 2013*	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	14.6	(3.0)	28.8	40.7	(61.0)	20.1

Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Post-employment benefits:
– Net actuarial gain	—	—	31.2	0.7	—	31.9
— Effect of the asset ceiling	—	—	(25.9)	—	—	(25.9)

	—	—	5.3	0.7	—	6.0
Income tax expense	—	—	(1.5)	(0.3)	—	(1.8)

	—	—	3.8	0.4	—	4.2
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation:
— Currency translation differences on foreign operations:
Subsidiaries	—	—	22.7	(58.3)	14.5	(21.1)
Associates	—	—	—	(0.1)	—	(0.1)
— Gain/(loss) on net investment hedges	—	—	13.3	—	(14.7)	(1.4)

	—	—	36.0	(58.4)	(0.2)	(22.6)
Available-for-sale investments:
— Unrealized gain recognized in the period	—	—	—	0.3	—	0.3

	—	—	—	0.3	—	0.3
Share of other comprehensive loss of subsidiaries under the equity method	(13.4)	—	(52.8)	—	66.2	—

	(13.4)	—	(16.8)	(58.1)	66.0	(22.3)
Income tax (expense)/benefit	—	—	(0.4)	0.1	—	(0.3)

	(13.4)	—	(17.2)	(58.0)	66.0	(22.6)

Other comprehensive loss	(13.4)	—	(13.4)	(57.6)	66.0	(18.4)

Comprehensive income/(loss) for the period	1.2	(3.0)	15.4	(16.9)	5.0	1.7

Attributable to:
— Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	(5.4)	(3.0)	10.2	(17.6)	11.6	(4.2)
Arising from discontinued operations	6.6	—	5.2	—	(6.6)	5.2
	1.2	(3.0)	15.4	(17.6)	5.0	1.0
— Non-controlling interests	—	—	—	0.7	—	0.7

	1.2	(3.0)	15.4	(16.9)	5.0	1.7

*	Re-presented for discontinued operations (see note 6)

PAGE | 27

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

E)	CONSOLIDATED CASH FLOW STATEMENT

Q1 2014	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(1.6)	(0.1)	13.1	32.5	—	43.9
Income taxes paid	—	—	(4.5)	(20.3)	2.1	(22.7)
Income taxes received	—	—	2.7	0.7	(2.1)	1.3

Net cash (outflow)/inflow from operating activities	(1.6)	(0.1)	11.3	12.9	—	22.5

Investing activities
Purchase of property, plant and equipment	—	—	(11.8)	(7.6)	—	(19.4)
Intercompany transfers	—	—	0.2	—	(0.2)	—
Purchase of computer software	—	—	(0.9)	(0.4)	—	(1.3)
Disposal of property, plant and equipment	—	—	4.0	4.4	0.2	8.6
Purchase of interests in subsidiaries, net of cash acquired	—	—	(8.3)	—	—	(8.3)
Sale of businesses and subsidiaries, net of cash disposed	—	—	(0.4)	—	—	(0.4)
Interest received	0.1	24.5	15.7	2.7	(42.6)	0.4
Dividends received from subsidiaries	—	—	23.2	—	(23.2)	—

Net cash inflow/(outflow) from investing activities	0.1	24.5	21.7	(0.9)	(65.8)	(20.4)

Financing activities
Repayment of bank and other loans	—	(20.7)	—	—	—	(20.7)
Loans from/(to) Group companies	14.8	20.5	(18.9)	(16.4)	—	—
Receipts on foreign currency derivatives	—	—	1.2	—	—	1.2
Purchase of own shares	1.0	—	(1.0)	—	—	—
Interest paid	(14.3)	(1.2)	(27.1)	(1.4)	42.6	(1.4)
Equity dividend paid	—	—	—	(23.2)	23.2	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(8.0)	—	(8.0)

Net cash inflow/(outflow) from financing activities	1.5	(1.4)	(45.8)	(49.0)	65.8	(28.9)

Increase/(decrease) in net cash and cash equivalents	—	23.0	(12.8)	(37.0)	—	(26.8)
Net cash and cash equivalents at the beginning of the period	—	18.1	107.0	212.2	—	337.3
Foreign currency translation	—	—	(2.9)	0.7	—	(2.2)

Net cash and cash equivalents at the end of the period	—	41.1	91.3	175.9	—	308.3

PAGE | 28

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

F)	CONSOLIDATED CASH FLOW STATEMENT

Q1 2013	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(1.2)	(0.2)	(53.2)	31.3	—	(23.3)
Income taxes paid	—	—	(3.2)	(15.4)	1.7	(16.9)
Income taxes received	—	—	10.7	0.1	(1.7)	9.1

Net cash (outflow)/inflow from operating activities	(1.2)	(0.2)	(45.7)	16.0	—	(31.1)

Investing activities
Purchase of property, plant and equipment	—	—	(5.5)	(8.1)	—	(13.6)
Purchase of computer software	—	—	(1.0)	(0.1)	—	(1.1)
Disposal of property, plant and equipment	—	—	0.9	0.1	—	1.0
Purchase of interests in subsidiaries, net of cash acquired	—	—	(4.6)	—	4.6	—
Sale of businesses and subsidiaries, net of cash disposed	—	—	5.7	—	—	5.7
Interest received	0.1	28.4	16.5	3.0	(47.5)	0.5
Dividends received from associates	—	—	—	0.1	—	0.1
Dividends received from subsidiaries	—	—	6.5	—	(6.5)	—

Net cash inflow/(outflow) from investing activities	0.1	28.4	18.5	(5.0)	(49.4)	(7.4)

Financing activities
Issue of ordinary shares	—	—	—	4.6	(4.6)	—
Repayment of bank and other loans	—	(6.5)	(1.0)	—	—	(7.5)
Loans from/(to) Group companies	13.7	(67.2)	44.3	9.2	—	—
Payments on foreign currency derivatives	—	—	(4.1)	—	—	(4.1)
Capital element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Purchase of own shares	1.1	—	(1.1)	—	—	—
Decrease in collateralized cash	—	—	0.7	0.1	—	0.8
Interest paid	(13.7)	(13.5)	(31.9)	(2.4)	47.5	(14.0)
Financing costs paid	—	(2.0)	—	—	—	(2.0)
Equity dividend paid	—	—	—	(6.5)	6.5	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(3.6)	—	(3.6)

Net cash inflow/(outflow) from financing activities	1.1	(89.2)	6.8	1.4	49.4	(30.5)

(Decrease)/increase in net cash and cash equivalents	—	(61.0)	(20.4)	12.4	—	(69.0)
Net cash and cash equivalents at the beginning of the period	—	205.8	66.6	156.0	—	428.4
Foreign currency translation	—	—	6.6	(11.3)	—	(4.7)

Net cash and cash equivalents at the end of the period	—	144.8	52.8	157.1	—	354.7

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

G)	CONSOLIDATED BALANCE SHEET

As at March 29, 2014	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	549.2	755.5	—	1,304.7
Other intangible assets	—	—	702.5	556.3	—	1,258.8
Property, plant and equipment	—	—	199.2	408.8	—	608.0
Investments in subsidiaries under the equity method	3,006.4	—	2,500.8	—	(5,507.2)	—
Investments in associates	—	—	3.4	2.9	—	6.3
Trade and other receivables	17.6	1,666.4	1,476.9	936.4	(4,084.3)	13.0
Deferred tax assets	—	—	3.7	8.0	—	11.7
Post-employment benefit surpluses	—	—	5.7	7.4	—	13.1

	3,024.0	1,666.4	5,441.4	2,675.3	(9,591.5)	3,215.6

Current assets
Inventories	—	—	264.1	223.6	—	487.7
Trade and other receivables	—	3.1	565.5	456.1	(194.4)	830.3
Income tax recoverable	—	0.8	8.1	10.0	(2.9)	16.0
Available-for-sale investments	—	—	0.6	2.0	—	2.6
Cash and cash equivalents	—	44.0	94.7	176.2	—	314.9

	—	47.9	933.0	867.9	(197.3)	1,651.5

Assets held for sale or distribution	—	—	92.2	2.1	—	94.3

Total assets	3,024.0	1,714.3	6,466.6	3,545.3	(9,788.8)	4,961.4

Current liabilities
Bank overdrafts	—	(2.9)	(3.4)	(0.3)	—	(6.6)
Bank and other loans	—	(22.1)	(9.3)	—	—	(31.4)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(0.3)	(1.3)	(294.1)	(345.8)	194.4	(447.1)
Income tax liabilities	—	—	(50.1)	(53.8)	2.9	(101.0)
Provisions	—	—	(33.2)	(10.4)	—	(43.6)

	(0.3)	(26.3)	(390.3)	(410.3)	197.3	(629.9)

Non-current liabilities
Bank and other loans	—	(1,644.1)	(21.9)	(0.8)	—	(1,666.8)
Obligations under finance leases	—	—	(2.3)	—	—	(2.3)
Trade and other payables	(1,247.1)	(52.8)	(2,623.9)	(189.8)	4,084.3	(29.3)
Post-employment benefit obligations	—	—	(95.4)	(67.7)	—	(163.1)
Deferred tax liabilities	—	—	(287.9)	(132.7)	—	(420.6)
Provisions	—	—	(12.4)	(1.2)	—	(13.6)

	(1,247.1)	(1,696.9)	(3,043.8)	(392.2)	4,084.3	(2,295.7)

Liabilities directly associated with assets held for sale or distribution	—	—	(26.1)	—	—	(26.1)

Total liabilities	(1,247.4)	(1,723.2)	(3,460.2)	(802.5)	4,281.6	(2,951.7)

Net assets	1,776.6	(8.9)	3,006.4	2,742.8	(5,507.2)	2,009.7

Capital and reserves
Shareholders’ equity	1,776.6	(8.9)	3,006.4	2,509.7	(5,507.2)	1,776.6
Non-controlling interests	—	—	—	233.1	—	233.1

Total equity	1,776.6	(8.9)	3,006.4	2,742.8	(5,507.2)	2,009.7

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

H)	CONSOLIDATED BALANCE SHEET

As at December 31, 2013	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	544.9	761.5	—	1,306.4
Other intangible assets	—	—	719.5	566.7	—	1,286.2
Property, plant and equipment	—	—	208.2	415.1	—	623.3
Investments in subsidiaries under the equity method	3,012.4	—	2,481.3	—	(5,493.7)	—
Investments in associates	—	—	3.4	3.0	—	6.4
Trade and other receivables	17.5	1,675.2	1,453.4	918.4	(4,049.2)	15.3
Deferred tax assets	—	—	5.6	4.7	(0.1)	10.2
Post-employment benefit surpluses	—	—	5.0	6.5	—	11.5

	3,029.9	1,675.2	5,421.3	2,675.9	(9,543.0)	3,259.3

Current assets
Inventories	—	—	270.0	220.0	(1.0)	489.0
Trade and other receivables	—	3.1	501.9	394.2	(177.4)	721.8
Income tax recoverable	—	—	11.2	9.3	(0.8)	19.7
Available-for-sale investments	—	—	0.6	2.2	—	2.8
Cash and cash equivalents	—	18.1	107.8	212.2	—	338.1

	—	21.2	891.5	837.9	(179.2)	1,571.4

Assets held for sale or distribution	—	—	112.3	2.6	—	114.9

Total assets	3,029.9	1,696.4	6,425.1	3,516.4	(9,722.2)	4,945.6

Current liabilities
Bank overdrafts	—	—	(0.8)	—	—	(0.8)
Bank and other loans	—	(2.7)	(8.7)	—	—	(11.4)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(1.2)	(1.3)	(256.5)	(342.8)	177.5	(424.3)
Income tax liabilities	—	—	(40.5)	(49.1)	0.8	(88.8)
Provisions	—	—	(34.2)	(10.8)	—	(45.0)

	(1.2)	(4.0)	(340.9)	(402.7)	178.3	(570.5)

Non-current liabilities
Bank and other loans	—	(1,657.0)	(21.8)	(0.8)	—	(1,679.6)
Obligations under finance leases	—	—	(2.3)	—	—	(2.3)
Trade and other payables	(1,232.2)	(40.9)	(2,614.9)	(192.1)	4,049.1	(31.0)
Post-employment benefit obligations	—	—	(95.2)	(66.4)	—	(161.6)
Deferred tax liabilities	—	—	(295.8)	(130.2)	0.1	(425.9)
Provisions	—	—	(13.4)	(1.3)	—	(14.7)

	(1,232.2)	(1,697.9)	(3,043.4)	(390.8)	4,049.2	(2,315.1)

Liabilities directly associated with assets held for sale or distribution	—	—	(28.4)	—	—	(28.4)

Total liabilities	(1,233.4)	(1,701.9)	(3,412.7)	(793.5)	4,227.5	(2,914.0)

Net assets	1,796.5	(5.5)	3,012.4	2,722.9	(5,494.7)	2,031.6

Capital and reserves
Shareholders’ equity	1,796.5	(5.5)	3,012.4	2,487.8	(5,494.7)	1,796.5
Non-controlling interests	—	—	—	235.1	—	235.1

Total equity	1,796.5	(5.5)	3,012.4	2,722.9	(5,494.7)	2,031.6

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